UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

TARGET LOGISTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	11-3309110
(State or Other Jurisdiction	(IRS Employer
of Incorporation)	Identification No.)

500 Harborview Drive, Third Floor, Baltimore, Maryland 21230
(Address of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on
to be so registered	which each class is to be registered

Common Stock, par value $.01 per share	American Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates: __________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Inapplicable
(Title of class)

Target Logistics, Inc. (the “Company”) is filing this Registration Statement on Form 8-A to reflect that effective June 15, 2006, the Company’s Common Stock (which has been trading on the Over-the-Counter Bulletin Board) will be listed on the American Stock Exchange.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

We have the authority to issue an aggregate of 32,500,000 shares of capital stock, consisting of 30,000,000 shares of our Common Stock, par value $0.01 per share, and 2,500,000 shares of preferred stock, par value $10.00 per share, issuable from time to time by our board of directors in one or more classes or series. As of the date hereof, there are 17,886,735 (excluding 734,951 shares of treasury stock) shares of our Common Stock outstanding, and 122,946 shares of our 300,000 share authorized Class F Preferred Stock outstanding.

Common Stock

Shares of our Common Stock have been approved for listing on the American Stock Exchange under the symbol “TLG”. Holders of our Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted can elect all of the directors then being elected. The holders of our Common Stock are entitled to receive dividends when, as and if declared by the Board of directors out of funds legally available. In the event of our liquidation, dissolution, or winding up, holders of our Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over our Common Stock. Holders of shares of our Common Stock, as such, have no redemption, preemptive or other subscription rights, and there are no conversion provisions applicable to our Common Stock. All of the outstanding shares of our Common Stock are fully paid and nonassessable.

Preferred Stock

Our board of directors is authorized, without further action by the shareholders, to issue series of preferred stock from time to time, and to designate the rights, preferences, limitations, and restrictions of and upon shares of each series including dividend, voting, redemption and conversion rights. Our board of directors also may designate preferences in liquidation, and the number of shares constituting any series. The rights and privileges of holders of preferred stock could adversely affect the voting power of holders of our Common Stock, and the authority of our board of directors to issue preferred stock without further shareholder approval could have the effect of delaying, deferring, or preventing a change in control of the Company. We currently have one class of preferred stock, our Class F Preferred Stock, designated and outstanding. In addition, our board of directors has the authority to designate additional classes or series of preferred stock in the future with rights that may adversely affect the rights of the holders of our Common Stock or its market price.

Class F Preferred Stock. Each share of Class F Preferred Stock has a par or stated value of $10.00 per share. Holders of Class F Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of legally available funds, dividends at an annual rate of $1.00 per share, payable semi-annually in arrears on June 30 and December 31 of each year, in cash or in shares of Class F Preferred Stock at the rate of $10.00 per share. Dividends accrue and are cumulative from the most recent date to which dividends have been paid. The Class F Preferred Stock has priority as to dividends over our Common Stock and all other series or classes of our stock that rank junior to the Class F Preferred Stock (“Junior Dividend Stock”). No dividend (other than dividends payable solely in Common Stock, Junior Dividend Stock or warrants or other rights to acquire Common Stock or Junior Dividend Stock) may be paid or set apart for payment on, and no purchase, redemption or other acquisition may be made by us of, our Common Stock or Junior Dividend Stock unless all accrued and unpaid dividends on the Class F Preferred Stock, including the full dividend for the then-current semi-annual dividend period, has been paid. In a case of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of Class F Preferred Stock then outstanding will be entitled to be paid out of our assets available for distribution to stockholders an amount in cash equal to $10.00 per share, plus an amount equal to any accrued and unpaid dividends, whether or not declared, to the payment date, before any payment or distribution is made to the holders of our Common Stock or any other series or class of stock that ranks junior as to liquidation rights to the Class F Preferred Stock. The holders of Class F Preferred Stock are entitled to vote on all matters presented to the holders of our Common Stock for vote. In exercising such voting rights, each outstanding share of Class F Preferred Stock is entitled to the number of votes which is equal to the number of shares of our Common Stock into which a share of Class F Preferred Stock is convertible.

Each holder of Class F Preferred Stock has the right, at the holder’s option, to convert any or all shares into shares of fully paid and nonassessable Common Stock, at the conversion rate of one share of Class F Preferred Stock for 25 shares of our Common Stock. In the event of any change in the outstanding shares of our Common Stock by reason of any share dividend or split, recapitalization or other similar corporate change, the conversion rate shall be accordingly adjusted. The right of such conversion may be exercised at the option of the holder of shares of Class F Preferred Stock at any time and from time to time. We have agreed to register for resale under the Securities Act any shares of our Common Stock issued upon conversion of shares of the Class F Preferred Stock.

Certain Provisions Relating to a Change of Control

Certain Statutory Provisions. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this provision prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans; and

•
on or after the date the stockholder became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized by the affirmative vote, and not by written consent, of at least two-thirds of the outstanding voting stock of the corporation excluding that owned by the interested stockholder.

A “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person, other than the corporation and any direct or indirect wholly-owned subsidiary of the corporation, who together with the affiliates and associates, owns or, as an affiliate or associate, within three years prior, did own 15% or more of the corporation’s outstanding voting stock.

Section 203 expressly exempts from the requirements described above any business combination by a corporation with an interested stockholder who becomes an interested stockholder in a transaction approved by the corporation’s board of directors.

Item 2. Exhibits.

(c) Exhibits

The following exhibits are incorporated herein by reference:

Exhibit No.

1
Certificate of Incorporation of Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2004, File No. 0-29754)

2	By-Laws of Registrant, as amended (incorporated by reference to Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q for the Quarter Ended December 31, 1998, File No. 0-29754)

SIGNATURES

Pursuant to the requirements of Section 12 the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

TARGET LOGISTICS, INC. (Registrant)

Date: June 13, 2006	By:	/s/ Stuart Hettleman
Stuart Hettleman
Chief Executive Officer